UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)

Cyanotech Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

232437-301
(CUSIP Number)

Michael A. Davis 1621 Juanita Lane, Tiburon, California 94920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael A. Davis (“Davis”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) []
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

462,344 (1)
	8	SHARED VOTING POWER

605,871 (2)
	9	SOLE DISPOSITIVE POWER

462,344 (1)
	10	SHARED DISPOSITIVE POWER

605,871 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,068,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.3% (3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1) This amount consists of 12,119 shares held by Davis and 450,225 shares held by the Revocable Trust.

(2) This amount consists of: 31,250 shares held by Davis’ spouse, Johnstone; 75,000 shares held for the benefit of Davis and Johnstone’s child, Nyracai Davis, in the Nyracai Trust; 75,000 shares held for the benefit of Davis and Johnstone’s child, Nettizanne J. Davis, in the Nettizanne Trust; and 424,621 shares held by Skywords, of which Davis is a co-director.

(3) Based on 5,836,110 total shares outstanding on February 12, 2019 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2018.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Janet J. Johnstone (“Johnstone”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) []
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

31,250 (1)
	8	SHARED VOTING POWER

436,740 (2)
	9	SOLE DISPOSITIVE POWER

31,250 (1)
	10	SHARED DISPOSITIVE POWER

436,740 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

467,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0% (3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1) This amount consists of 31,250 shares held by Johnstone.

(2) This amount consists of: 12,119 shares held by Johnstone’s spouse, Davis; and 424,621 shares held by Skywords of which Johnstone is a co-director.

(3) Based on 5,836,110 total shares outstanding on February 12, 2019 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2018.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nyracai Davis Irrevocable Trust (the “Nyracai Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) []
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

75,000 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

75,000 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) This amount is held directly by the Nyracai Trust.

(2) Based on 5,836,110 total shares outstanding on February 12, 2019 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2018.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nettizanne J. Davis Irrevocable Trust (the “Nettizanne Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) []
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

75,000 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

75,000 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) This amount is held directly by the Nettizanne Trust.

(2) Based on 5,836,110 total shares outstanding on February 12, 2019 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2018.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rudolf Steiner Foundation, Inc. (“RSF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) []
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

917,133
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

917,133
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

917,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) All shares of Common Stock beneficially owned by RSF were received by grant or unrestricted gift from Skywords or purchases on its own behalf. The 150,000 of the 917,133 shares reported by RSF as beneficially owned were granted to RSF by Skywords pursuant to a Grant Award, dated March 17, 2017 (the “GA”).

(2) Based on 5,836,110 total shares outstanding on February 12, 2019 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2018.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Michael Arlen Davis Revocable Trust (the “Revocable Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) []
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

450,225 (1)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

450,225 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,225 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) This amount is held directly by the Revocable Trust.

(2) Based on 5,836,110 total shares outstanding on February 12, 2019 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2018.

SCHEDULE 13D

CUSIP No.	232437-301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Skywords Family Foundation Inc. (“Skywords”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X] (b) []
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

424,621 (2)
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

424,621 (2)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

424,621 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3% (3)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1) 300,000 shares acquired by Skywords were acquired by gift and the remaining 124,621 shares were acquired pursuant to personal funds of the reporting person.

(2) This amount is held directly by Skywords.

(3) Based on 5,836,110 total shares outstanding on February 12, 2019 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2018.

Item 1. Security and Issuer

This Amendment No. 5 (this “Amendment”) to Schedule 13D relates to the common stock (the “Common Stock”) of Cyanotech Corporation (“Cyanotech” or the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by Davis, The Michael Arlen Davis Charitable Lead Annuity Trust (the “Charitable Trust”) and the Revocable Trust on September 21, 2016 (the “Original Filing”), as amended on December 20, 2016 (the “First Amendment”), as further amended on March 17, 2017 (the “Second Amendment”), as further amended on October 19, 2018 (the “Third Amendment”) and as further amended on February 27, 2019 (the “Fourth Amendment” and together with the Original Filing, the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment (the “Schedule 13D”)). The items below modify the information disclosed under the corresponding item of the Schedule 13D in the Fourth Amendment as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. The executive office of the Issuer is located at 73-4460 Queen Kaahumanu Hwy. #102, Kailua-Kona, HI 96740.

Item 3. Source of Funds

Item 3 of the Schedule 13D is hereby supplemented as follows:

All shares of Common Stock of the Issuer purchased by Skywords as set forth in the Fourth Amendment and this amendment were purchased pursuant to personal funds of Skywords in open market purchases.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

All shares of Common Stock of the Issuer purchased by Skywords as set forth in the Fourth Amendment and this amendment were purchased pursuant to personal funds of Skywords in open market purchases.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby replaced as follows:

Percentage interests in shares of Common Stock reported in this Schedule 13D are based on 5,836,110 total shares of Common Stock outstanding on February 12, 2019 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2018.

(a)

Davis: 1,056,096 shares (18.1%), which is inclusive of 450,225 shares held directly by the Revocable Trust, 424,621 shares held directly by Skywords, 31,250 shares held directly by Johnstone, 75,000 shares held directly by the Nyracai Trust and 75,000 shares held directly by the Nettizanne Trust.

Skywords: 424,621 shares (7.3%).

RSF: 917,133 shares (15.7%).

Davis, Skywords and RSF as a group: 1,973,229 shares (33.8%).

The GA does not give Skywords, Davis, Johnstone, the Revocable Trust, the Nyracai Trust or the Nettizanne Trust direct or indirect voting, investment or dispositive control over the Common Stock beneficially owned by RSF and as reported herein. Accordingly, each of Skywords, Davis, Johnstone, the Revocable Trust, the Nyracai Trust and the Nettizanne Trust disclaims any beneficial ownership in any Common Stock beneficially owned by RSF and as reported herein.

(b)	Davis has the sole power to vote and dispose of 462,344 shares with 12,119 shares held directly by Davis and 450,225 shares held directly by the Revocable Trust, of which Davis is the sole trustee.

Davis may be deemed to share the power to vote and dispose of 605,871 shares of Common Stock as follows:

●	31,250 shares of Common Stock held directly by Johnstone, Davis’s spouse;
●	424,621 shares of Common Stock held directly by Skywords, of which Davis is a co-director;
●	75,000 shares held by the Nyracai Trust, of which Davis and Wells Fargo are co-trustees; and
●	75,000 shares held by the Nettizanne Trust, of which Davis and Wells Fargo are co-trustees.

Davis and Johnstone have shared power to vote and dispose of 424,621 shares held by Skywords as Davis and Johnstone are co-directors of Skywords.

Revocable Trust has the sole power to vote and dispose of 450,225 shares, of which Davis is the sole trustee.

RSF has the sole power to vote and dispose of 917,133 shares.

Johnstone’s residence is 1621 Juanita Lane, Tiburon, California 94920. Johnstone is a documentary filmmaker. She has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a United States citizen.

Applicable information required by Item 2 with respect to Wells Fargo & Company, who may be deemed to share voting power and/or share dispositive power with Davis over the shares of Common Stock of the Issuer held by the Nyracai Trust and the Nettizanne Trust due to Wells Fargo & Company being a co-trustee of such trusts:

Wells Fargo & Company’s principal place of business is 420 Montgomery Street, San Francisco, CA 94104. The Reporting Persons do not have sufficient knowledge of Wells Fargo & Company to determine if during the last five years, it has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Please refer to public filings made by Wells Fargo & Company with respect to the Common Stock of the Issuer. Wells Fargo & Company was organized in Delaware.

(c)

The following shares of Common Stock of the Issuer were acquired by Skywords in open market purchases within 60 days of the filing of this amendment and supplements those purchases reported in the Fourth Amendment:

2/25/2019	2,272	$3.69
2/27/2019	343	$3.69
2/28/2019	36,556	$3.90
3/4/2019	15,150	$3.90
3/6/2019	9,282	$4.02

(d)	N/A

(e)	N/A

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented and amended as follows:

Exhibit A – Agreement of Joint Filing, dated March 12, 2019, by and among Davis, Johnstone, RSF, Skywords, the Revocable Trust, the Nyracai Trust and the Nettizanne Trust.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2019

Michael A. Davis

By:	/s/ Michael A. Davis
Michael A. Davis

Janet J. Johnstone

By:	/s/ Janet J. Johnstone
Janet J. Johnstone

Rudolf Steiner Foundation, Inc.

By:	/s/ John Bloom
John Bloom
Its:	Vice President, Rudolf Steiner Foundation

Skywords Family Foundation Inc.

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Trustee

Michael Arlen Davis Revocable Trust

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Trustee

Nyracai Davis Irrevocable Trust

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Trustee

Nettizanne J. Davis Irrevocable Trust

By:	/s/ Michael A. Davis
Michael A. Davis
Its:	Trustee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit A – Agreement of Joint Filing, dated March 12, 2019, by and among Davis, RSF, Skywords and the Revocable Trust.